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                            August 4, 2022

       Guohua Zhang
       Chief Executive Officer and Chairman of the Board
       Caravelle International Group
       60 Paya Lebar Road
       #06-17 Paya Lebar Square
       Singapore 409051

                                                        Re: Caravelle
International Group
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-4
                                                            Submitted July 18,
2022
                                                            CIK No. 0001928948

       Dear Mr. Zhang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2022 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-4, submitted July 18, 2022

       Cover Page

   1. We note your responses to prior comments 11 and 39. Given the risks of doing business in
                                                        China (including Hong
Kong and Macau), at the forefront of your filing, such as in your letter to stockholders,
provide prominent disclosure about the legal and operational risks associated with having
the majority of PubCo's (Caravelle International Group) operations in China. We note that
you generate all of your revenues from customers based in China,
                                                        Hong Kong, and Macau
and that the majority of your officers and directors are located in
                                                        China or Hong Kong.
Your disclosure should make clear whether these risks could result in a material change in
your operations, or could significantly limit or completely hinder
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         your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how
         recent statements and regulatory actions by China   s government, such
as those related to
         data security or anti-monopoly concerns, have or may impact the
company   s ability to
         conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether Pacifico or Caravelle's auditors are subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect
         PubCo. Also disclose here that the United States Senate has passed the Accelerating
         Holding Foreign Companies Accountable Act, which, if enacted, would decrease the
         number of    non-inspection years    from three years to two years,
and thus, would reduce
         the time before PubCo.'s securities may be prohibited from trading or delisted. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted in your letter to stockholders.
Prospectus Summary, page 14

2. We note your response to prior comment 5. Please revise to additionally include a copy of the organizational chart at page 101 in your prospectus summary.
3.       In your summary of risk factors, disclose the risks that having the majority of
         PubCo's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. Disclose each permission or approval that PubCo. or its subsidiaries are required to obtain from Chinese authorities to operate your business. State whether PubCo. or its subsidiaries are covered by permissions requirements from the China Securities Regulatory
         Commission (CSRC), Cyberspace Administration of China (CAC) or any
other
         governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.
         Please also describe the consequences to PubCo. and your investors if PubCo. or its subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
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         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
5. In both this section and your letter to stockholders, provide a clear description of how cash is transferred through your organization.
6. Disclose that trading in PubCo.'s securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely Pacifico or Caravelle's auditors, and that as a result an exchange may determine to delist PubCo.'s securities. Disclose whether Pacifico or Caravelle's auditors are subject to the determinations announced by the PCAOB on December 16, 2021.
Additional Agreement to be Executed after the Signing of the Merger Agreement, page 19

7. We note your response to prior comment 6 and reissue it in part. Please revise to clarify, if true, that the PIPE Subscription Agreements will be entered into prior to the closing of the initial business combination.
Risk Factors, page 30

8. Please include a risk factor to disclose that the United States Senate has passed the
         Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would
         decrease the number of    non-inspection years    from three years to
two years, and thus,
         would reduce the time before PubCo.'s securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
9.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         PubCo.'s business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10. In light of recent events indicating greater oversight by the CAC over data security, particularly for companies listed on a foreign exchange, please revise your disclosure to explain how this oversight impacts PubCo.'s business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
11. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business
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Caravelle International Group
August 4, 2022
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         combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.
Caravelle charters vessels mostly from Topsheen Shipping Limited, a company controlled by
Mr. Dong Zhang, Caravelle's Chief Shipping Officer, page 35

12. We note your response to prior comment 9. Revise to address the risk that the terms of the agreement between Caravelle and Topsheen Shipping Limited might not have been negotiated at arm's length and file the agreement as a material contract pursuant to Item
         601 of Regulation S-K.
Global inflationary pressures could negatively impact Caravelles results of operations and cash flows., page 43

13. We note your response to prior comment 38. Please update this risk factor in future amendments if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, page 49

14. We note your response to prior comment 11, indicating that you have expanded this risk
         factor to disclose that a majority of PubCo   s executive officers
reside in China or Hong
         Kong. However, we could not locate such disclosure. Please revise or advise.
Background of the Business Combination, page 75

15. We note your response to prior comment 14. We further note your disclosure at page 79 that, on January 20, 2022, Pacifico's counsel emailed the first draft of the Merger
         Agreement to Caravelle's counsel; and that, pursuant to the draft, the transaction consideration was $500,000,000, with an earnout of $300,000,000. Where the parties appeared to be contemplating, both before and after January 20, 2022, total transaction consideration of $850,000,000, please reconcile or advise.
Certain Projected Financial Information, page 87

16. We note your response to prior comment 23. Please additionally revise to clarify the assumptions inherent in the expectation that Caravelle will acquire 8 vessels by the end of
         2023 and, thereafter, 2 to 3 vessels per year.
Required
FirstNameVote, page 91
           LastNameGuohua     Zhang
Comapany
17.        NameCaravelle
       We note              International
               that text appears          Groupin the sentence in this section
that begins,
                                  to be missing
August"Adoption  of the..."
       4, 2022 Page  4      Please revise or advise.
FirstName LastName
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FirstName  LastNameGuohua
Caravelle International GroupZhang
Comapany
August     NameCaravelle International Group
       4, 2022
August
Page 5 4, 2022 Page 5
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Material U.S. Federal Income Tax Consequences of the Business Combination, page
93

18. We note your response to prior comment 25 noting that a tax opinion will be provided with respect to certain Material U.S. Federal Income Tax Consequences of the
         Business Combination. If the disclosure here is the opinion of tax counsel, please identify tax counsel here and file a related short-form opinion as an exhibit to the registration statement.
Information About Caravelle, page 101

19. We note your response to prior comment 4 and reissue in part. You disclose here that
         Caravelle is a "global carbon-neutral ocean technology company operating in the international shipping industry." Please revise to clarify here that Caravelle's overall business operations is not currently carbon-neutral and that Caravelle s CO-Tech solutions business has no historical operations and has yet to generate revenues. As appropriate, please revise throughout your prospectus.
Information About Caravelle
Business Overview, page 101

20. You state here and in numerous places in your filing that you expect to launch your CO-
         Tech business in the third quarter of 2022, which is the quarter ending July 31, 2022. As of the date of your amendment (July 18, 2022) you have not provided any substantive update to the launch or commencement of your CO-Tech business. Revise as necessary to present a substantive update to the launch of your CO-Tech business.
Shipping Industry + Wood Drying Industry + Carbon Neutral Industry = Ocean Carbon Neutral
Industry, page 115

21. You state it takes no additional cost to dry the wood on your CO-Tech vessels. Clarify how this is the case given the cost and related depreciation expense of the desiccation equipment installed on the vessels as well as additional costs related to these operations, such as labor, fuel, etc.
22. Please revise to balance the presentation of your business operations to highlight that your CO-Tech solutions model has no historical operations and has yet to generate revenues.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Caravelle
Liquidity and Capital Resources, page 121

23. We reviewed the revised disclosures in response to comment 30. It does not appear you have disclosed all the material cash requirements of your anticipated CO-Tech business.
         For example, we note on page 156 that you entered into a strategic sales contract with
         New Galion Group (HK) CO LTD to purchase four sets of Maritime Carbon Neutral
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         Intelligent Control Platform systems (the "Systems") for approximately HK Dollar 127.0 million and that the first set was to be delivered before July 1, 2022. Tell us why this was not discussed as a material cash requirement or revise your disclosure as necessary. In doing so, disclose whether the first set of the Systems was received and when the four installment payments are expected to be paid. Additionally, we note that you plan to rent vessels for your CO-Tech business from Topsheen Shipping Limited. Disclose the number of vessels you expect to rent, the anticipated cash requirement for these rentals and the timeframe of the rentals. To the extent you know how these rentals will be accounted for under ASC 842, disclose that as well.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Pacifico, page 134

24. Update your discussion to present information as of March 31, 2022, the date of your most recent financial statements.
Enforceability of Civil Liabilities Under U.S. Securities Law, page 172

25. We note that a majority of your officers and directors are located in China or Hong
         Kong. Please revise this section to also address the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints.
General

26. We note that Caravelle derives all of its revenues from China and Hong Kong and that a majority of its officers and directors also reside in China or Hong Kong. We further note that Pacifico disclosed in its initial public offering that it "shall not undertake our initial business combination with any entity with its principal business operations in China
         (including Hong Kong and Macau)." Please tell us how Caravelle's business operations is consistent with the aforementioned disclosures in Pacifico's initial public offering.
27. With a view toward disclosure, please tell us whether Pacifico's sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a
         U.S. government entity, such as the Committee on Foreign Investment in the United
         States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for
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Caravelle International Group
August 4, 2022
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       government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.
       Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
28. We note that Chardan was an underwriter for the initial public offering of Pacifico and it is advising on the business combination transaction with Caravelle. We further note press reports that certain financial advisors are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from Chardan or any other financial advisor about it ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to Chardan for Pacifico's initial public offering.
        You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                            Sincerely,
FirstName LastNameGuohua Zhang
                                                            Division of
Corporation Finance
Comapany NameCaravelle International Group
                                                            Office of Energy &
Transportation
August 4, 2022 Page 7
cc:       Giovanni Caruso
FirstName LastName